EXHIBIT 11.2

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the inclusion in this Offering Statement of ZEUUS, Inc. on Form 1-A of our report dated February 9, 2021 with respect to our audit of the financial statements of Kriptech International Corp. (now known as ZEUUS, Inc.) as of September 30, 2020 and 2019 and for the years ended September 30, 2020 and 2019, which report appears in the Offering Circular, which is part of this Offering Statement. Our report contains an explanatory paragraph regarding substantial doubt as to Kriptech International Corp.’s (now known as ZEUUS, Inc.) ability to continue as a going concern. We also consent to the reference to our Firm under the heading “Experts” in such Offering Circular.

/s/ BF Borgers CPA PC
BF Borgers CPA PC
Lakewood, CO
November 2, 2021